(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	March 5, 2008

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Investment Trust (the trust):
Fidelity China Region Fund
Fidelity Diversified International Fund
Fidelity Emerging Markets Fund
Fidelity International Discovery Fund
Fidelity Overseas Fund (the funds)
File Nos. (002-90649) and (811-04008)
Post-Effective Amendment No. 103

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 103 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated April 1, 2007 and May 17, 2007, is maintained at the offices of the trust.

This filing serves to register a new class of shares, Class K, of Fidelity Diversified International Fund, Fidelity Emerging Markets Fund, Fidelity International Discovery Fund, and Fidelity Overseas Fund.

This filing also serves to register new Advisor Classes, Class A, Class T, Class B, Class C, and Institutional Class of Fidelity China Region Fund.

Included herein are the Prospectuses and Statements of Additional Information (SAI) for the above referenced funds. The funds may be marketed through banks, savings and loan associations, or credit unions.

Please note that the cover page of the Prospectuses and SAI contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of May 4, 2008. We request your comments by April 4, 2008.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/Juanita Cassidy
Juanita Cassidy
Legal Product Group